

08026106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CCC
Mail Processing
Section

FEB 19 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 12823

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___Jan 1, 2007___ AND ENDING ___Dec 31, 2007___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

6505 CLAWSON STREET
(No. and Street)

HOUSTON   TX 77055-7103
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN CLINGER   713-682-6785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADAMSON, HOOD & COMPANY, PC
(Name – if individual, state last, first, middle name)

10500 NORTHWEST FWY, SUITE 224
HOUSTON, TX 77092
(Address)   (City)   (State)   (Zip Code)

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __NORMAN CLINGER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CLINGER & CO., INC.__ , as of __December 31__ , __2007__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLINGER & CO., INC.
(A Texas Corporation)

Financial Statements

For the year ended December 31, 2007 and 2006
and
Independent Auditor's Report

CONTENTS

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

To the Board of Directors
Clinger & Co., Inc.
Houston, Texas

We have audited the accompanying balance sheet of Clinger & Co., Inc. (a Texas corporation) as of December 31, 2007 and 2006 and the related statements of income, changes in partners' equity and cash flow for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinger & Co., Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Adamson Hood & Company PC

Houston, Texas
February 12, 2008

1

CLINGER & CO., INC.
BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 39,647	$ 10,375
Accounts receivable from brokers and dealers (Note 1)	222	2,038
Total Current Assets	39,869	12,413
OTHER ASSETS (Note 2)	17,530	12,501
TOTAL ASSETS	$ 57,400	$ 24,915

LIABILITIES & STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 199	$ 4,390
Payroll taxes payable	44	99
Federal income tax (Note 3)	13,771	1,028
Total current liabilities	14,014	5,517
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 50,000 shares authorized 1,000 issued and outstanding	1,000	1,000
Additional paid-in capital	28,916	28,916
Retained earnings	18,490	(469)
Net unrealized loss on investments (Note 2)	(5,021)	(10,050)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 57,400	$ 24,915

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF INCOME
December 31, 2007 and 2006

	2007	2006
REVENUE		
Commissions	$ 151,360	$ 105,717
EXPENSES		
Salaries-officers	3,173	3,661
Salaries-employees	2,127	1,551
Commissions	24,088	13,851
Other operating expenses	89,128	87,440
Total Expenses	118,516	106,503
Net income before taxes	32,845	(785)
Provision for income taxes	13,886	1,028
Net income	$ 18,959	$ (1,813)

The accompanying notes are an integral part of these financial statements.

3

CLINGER & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Unrealized (Loss) on Investments	Retained Earnings (Deficit)	Total
Balance - December 31, 2005	$ 1,000	$ 28,916	$ (11,373)	$ 1,344	$ 19,887
Net income (Loss) - 2006				(1,813)	(1,813)
Change in market value of investments 2006			1,323		1,323
Balance - December 31, 2006	1,000	28,916	(10,050)	(469)	19,397
Net income (Loss) - 2007				18,959	18,959
Change in market value of investments 2007			5029		5,029
Balance - December 31, 2007	$ 1,000	$ 28,916	$ (5,021)	$ 18,490	$ 43,385

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF CASH FLOW
December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 18,959	$ (1,813)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in accounts receivable	1,816	(236)
Increase (decrease) in accounts payable	(4,191)	4,120
Increase (decrease) in taxes payable	12,688	(122)
Total adjustments	10,313	3,762
Net cash provided by operating activities	29,272	1,949
Net increase in cash	29,272	1,949
Cash and cash equivalents, beginning of year	10,375	8,426
Cash and cash equivalents, end of year	$ 39,647	$ 10,375

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Clinger & Co., Inc. is a Texas corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealings in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

The following is a summary of the Company's significant accounting policies:

a) For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market mutual fund accounts, short-term debt instruments with a maturity of three months or less.

b) In the opinion of management, no material losses will be realized in the collection of receivables; therefore, no allowance for doubtful receivables has been provided.

c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

2. Investments

Investments consist of securities and gold coins stated at fair market value. Changes in market values are reflected as unrealized gains or losses directly to stockholder's equity and accordingly, have no effect on net income. A decline in the value of an investment below carrying value that is considered to be other than temporary is recorded as a realized loss in the statement of income.

4.   Profit Sharing Plan

The Company has a profit-sharing plan that covers all full time employees. The Company made no contributions to the plan for 2007.

5.   Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007 and 2006 the Company had net capital of $40,533 and $16,664, respectively which exceeded its required net capital of $5,000 by $35,533 and $11,664, respectively. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. There were no material differences between net capital as reflected in the Company's FOCUS Report for the quarter ended December 31, 2007 and 2006 and the net capital computation as shown in supplementary Schedule I – Computation of Net Capital. Additionally, there were no liabilities subordinated to the claims of general creditors during 2007 or 2006.

6.   Related Party Transactions

The Company leases office space from a trust which is controlled for the sole shareholder and his spouse. The lease is dated January 1, 2004, and has a five year term with a renewal option for five additional terms of two years. No rent was paid during 2007 or 2006.

SUPPLEMENTAL SCHEDULES

CLINGER & CO., INC. Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007 and 2006

	2007	2006
Net Capital:		
Total stockholder's equity	$ 43,385	$ 19,397
Less nonallowable assets:		
Fees receivable under Rule 12b-1 and other		
mutual fund concessions receivable	222	983
Net capital before haircuts on		
securities positions	43,163	18,414
Haircuts on securities - other securities	2,630	1,750
Net capital	$ 40,533	$ 16,664
Net capital requirement	$ 5,000	$ 5,000
Net capital in excess of required amount	35,533	11,664
Net capital	$ 40,533	$ 16,664
Aggregate indebtedness	14,014	5,517
Ratio of aggregate indebtedness to net capital	.345 to 1	.331 to 1
Reconciliation with Company's computation (included in		
Part II of Form X-17A-5) as of December 31, 2007 and 2006:		
Net capital, as reported in Company's		
Part II (Unaudited) FOCUS report	54,577	21,364
Nonallowable assets erroneously reported as allowable:		
Fees receivable under Rule 12b-1 and other mutual		
fund concessions receivable	-	(983)
Audit adjustments - net	(14,044)	(3,717)
Net capital	$ 40,533	$ 16,664

CLINGER & CO., INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2007 and 2006

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the year ended December 31, 2007 and 2006, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) or Rule 15c3-3.

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

To the Board of Directors
Clinger & Co., Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Clinger & Co., Inc. (the Company) for the period ended December 31, 2007 and 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referenced to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the accounting system and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the use of Company management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 12, 2008

